[redacted]

08004942

MTU Aero Engines

RECEIVED

2008 SEP 15 P 2:5

FFICE OF INTE
CORPORATE F

BY COURIER

082-34917

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
SEP 17 2008
THOMSON REUTERS

Munich, September 11, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on July 29, 2008

2) Notification of securities transactions by a member of the management board, dated August 8, 2008

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on August 11, 2008

4) Notification of securities transactions by a member of the management board, dated August 14, 2008

5) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on August 20, 2008

6) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on September 5, 2008

dlw 9/16

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

MTU Aero Engines

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

RECEIVED
2008 SEP 15 P 2:57

Von: newsroom@dgap.de

Gesendet: Freitag, 5. September 2008 15:00

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

05.09.2008

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

05.09.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Barclays Global Investors UK Holdings Ltd, London, England, hat uns mit Schreiben vom 2. September 2008 folgendes mitgeteilt:

We, Barclays Global Investors UK Holdings Ltd, London, England, would like to make the following notification regarding the holding of voting rights held in MTU Aero Engines Holding AG, München, according to §§ 21, 22 WpHG.

Notification of voting rights in our name and on our behalf (Barclays Global Investors UK Holdings Ltd)

Barclays Global Investors UK Holdings Ltd, London, England, fell below the 3% threshold of § 21 para. 1 WpHG on 14 March 2008, and at that time held 0.005% of the voting rights (i.e. 2,484 shares with voting rights) in MTU Aero Engines Holding AG, München.

Barclays Global Investors UK Holdings Ltd was attributed these 0.005% of the voting rights (i.e. 2,484 shares with voting rights) in MTU Aero Engines Holding AG, München, pursuant to § 22 para. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG.

This notification is based on the fact that Barclays Global Investors UK Holdings Ltd fulfils the requirements of § 32 para. 2 through 4 InvG, § 22 para. 3a WpHG, § 29a para. 3 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

Ende der Mitteilung DGAP Meldepflichten-Service

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

05.09.2008

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	05.09.2008 14:58
Thomson Reuters	05.09.2008 14:58
vwd	05.09.2008 14:58

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	05.09.2008 14:58
dpa-afx	05.09.2008 14:58
dgap.de	05.09.2008 14:58
FTD	05.09.2008 14:58

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	05.09.2008 14:58
Belgien	De Tijd	05.09.2008 14:58
Belgien	Belga	05.09.2008 14:58
Bulgarien	Pari	05.09.2008 14:58
Bulgarien	econ.bg	05.09.2008 14:58
Bulgarien	BTA	05.09.2008 14:58
Dänemark	Borsen	05.09.2008 14:58
Dänemark	ErhvervsBladet	05.09.2008 14:58
Dänemark	NASDAQ OMX Group	05.09.2008 14:58
Estland	Postimees	05.09.2008 14:58

	Estland	Eesti Ekspress	05.09.2008 14:58
	Estland	BNS	05.09.2008 14:58
	Finnland	Kauppalehti Oy	05.09.2008 14:58
	Finnland	Helsingin Sanomat	05.09.2008 14:58
	Finnland	NASDAQ OMX Group	05.09.2008 14:58
	Frankreich	Les Echos	05.09.2008 14:58
	Frankreich	boursier.com	05.09.2008 14:58
	Frankreich	AFP	05.09.2008 14:58
	Griechenland	Express	05.09.2008 14:58
	Griechenland	Reporter.gr	05.09.2008 14:58
	Griechenland	ANA	05.09.2008 14:58
	Großbritannien	The Financial Times	05.09.2008 14:58
	Großbritannien	FT.com	05.09.2008 14:58
	Großbritannien	Press Association	05.09.2008 14:58
	Irland	Irish Independent	05.09.2008 14:58
	Irland	The Irish Times	05.09.2008 14:58
	Irland	Press Association	05.09.2008 14:58
	Island	Vidskiptabladid	05.09.2008 14:58
	Island	mbl.is	05.09.2008 14:58
	Island	NASDAQ OMX Group	05.09.2008 14:58
	Italien	Il Sole 24 Ore	05.09.2008 14:58
	Italien	AGI	05.09.2008 14:58
	Italien	ilsole24ore.com	05.09.2008 14:58
	Kroatien	Poslovni dnevnik	05.09.2008 14:58

Kroatien	Banka magazine	05.09.2008 14:58
Kroatien	Hina	05.09.2008 14:58
Lettland	Dienas Bizness	05.09.2008 14:58
Lettland	FinanceNet	05.09.2008 14:58
Lettland	BNS	05.09.2008 14:58
Liechtenstein	Liechtensteiner Volksblatt	05.09.2008 14:58
Liechtenstein	Radio Liechtenstein	05.09.2008 14:58
Litauen	Verslo Zinios	05.09.2008 14:58
Litauen	BNS	05.09.2008 14:58
Litauen	vz.lt	05.09.2008 14:58
Luxemburg	Luxemburger Wort	05.09.2008 14:58
Luxemburg	wort.lu	05.09.2008 14:58
Malta	Independent	05.09.2008 14:58
Malta	The Times of Malta	05.09.2008 14:58
Niederlande	Financieele Dagblad	05.09.2008 14:58
Niederlande	IEX.nl	05.09.2008 14:58
Niederlande	ANP	05.09.2008 14:58
Norwegen	aftenposten.no	05.09.2008 14:58
Norwegen	Aftenposten	05.09.2008 14:58
Norwegen	NTB	05.09.2008 14:58
Polen	Gazeta Prawna	05.09.2008 14:58
Polen	Parkiet	05.09.2008 14:58
Polen	PAP	05.09.2008 14:58
Portugal	Expresso	05.09.2008 14:58

Portugal	Lusa	05.09.2008 14:58
Portugal	Diario Economico	05.09.2008 14:58
Rumänien	Capital	05.09.2008 14:58
Rumänien	Ziarul financiar	05.09.2008 14:58
Rumänien	Rompres	05.09.2008 14:58
Schweden	Dagens Industri	05.09.2008 14:58
Schweden	e24	05.09.2008 14:58
Schweden	TT	05.09.2008 14:58
Schweiz	AWP	05.09.2008 14:58
Schweiz	Finanz und Wirtschaft	05.09.2008 14:58
Schweiz	finanzinfo.ch	05.09.2008 14:58
Skandinavien / Baltikum	NASDAQ OMX Group	05.09.2008 14:58
Slowakei	Hospodarske noviny	05.09.2008 14:58
Slowakei	oPeniazoch	05.09.2008 14:58
Slowakei	TASR	05.09.2008 14:58
Slowenien	Finance	05.09.2008 14:58
Slowenien	Kapital (not daily)	05.09.2008 14:58
Slowenien	STA	05.09.2008 14:58
Spanien	La Gacetta	05.09.2008 14:58
Spanien	CincoDias	05.09.2008 14:58
Spanien	EFE	05.09.2008 14:58
Tschechische Republik	Hospodarske Noviny	05.09.2008 14:58
Tschechische Republik	hn.ihned.cz	05.09.2008 14:58
Tschechische Republik	CTK	05.09.2008 14:58

Ungarn	MTI	05.09.2008 14:58
Ungarn	magyartokepiac.hu	05.09.2008 14:58
Ungarn	Magyar Tokepiac	05.09.2008 14:58
Zypern	xak.com	05.09.2008 14:58
Zypern	CNA	05.09.2008 14:58
Zypern	Financial Mirror	05.09.2008 14:58
Österreich	WirtschaftsBlatt	05.09.2008 14:58
Österreich	wirtschaftsblatt.at	05.09.2008 14:58
Österreich	APA	05.09.2008 14:58

RECEIVED

SEP 15 P 2:05

Von: newsroom@dgap.de

Gesendet: Mittwoch, 20. August 2008 13:26

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

20.08.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Franklin Templeton Investments, Fort Lauderdale, Florida, USA, hat uns mit Schreiben vom 19. August 2008 folgendes mitgeteilt:

Franklin Templeton Institutional, LLC, New York, USA, hereby gives notice pursuant to Section 21 (1) WpHG that its share of the total voting rights in MTU Aero Engines Holding AG, Munich, has fallen below the threshold of 3% on 18 August, 2008 when voting rights reached 2.97% which totals to 1,543,800 voting shares. All of these voting rights were attributable to us under Section 22 paragraph 1 sent. 1 No. 6 WpHG. At the present time, no individual fund or series fund managed by Franklin Templeton Institutional, LLC, holds 3% or more of the total voting rights in MTU Aero Engines Holding AG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	20.08.2008 13:24
Thomson Reuters	20.08.2008 13:24
vwd	20.08.2008 13:24

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	20.08.2008 13:24
dpa-afx	20.08.2008 13:24
dgap.de	20.08.2008 13:24
FTD	20.08.2008 13:24

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	20.08.2008 13:24
Belgien	De Tijd	20.08.2008 13:24
Belgien	Belga	20.08.2008 13:24
Bulgarien	Pari	20.08.2008 13:24
Bulgarien	econ.bg	20.08.2008 13:24
Bulgarien	BTA	20.08.2008 13:24
Dänemark	Borsen	20.08.2008 13:24
Dänemark	ErhvervsBladet	20.08.2008 13:24
Dänemark	NASDAQ OMX Group	20.08.2008 13:24
Estland	Postimees	20.08.2008 13:24
Estland	Eesti Ekspress	20.08.2008 13:24
Estland	BNS	20.08.2008 13:24

Finnland	Kauppalehti Oy	20.08.2008 13:24
Finnland	Helsingin Sanomat	20.08.2008 13:24
Finnland	NASDAQ OMX Group	20.08.2008 13:24
Frankreich	Les Echos	20.08.2008 13:24
Frankreich	boursier.com	20.08.2008 13:24
Frankreich	AFP	20.08.2008 13:24
Griechenland	Express	20.08.2008 13:24
Griechenland	Reporter.gr	20.08.2008 13:24
Griechenland	ANA	20.08.2008 13:24
Großbritannien	The Financial Times	20.08.2008 13:24
Großbritannien	FT.com	20.08.2008 13:24
Großbritannien	Press Association	20.08.2008 13:24
Irland	Irish Independent	20.08.2008 13:24
Irland	The Irish Times	20.08.2008 13:24
Irland	Press Association	20.08.2008 13:24
Island	Vidskiptabladid	20.08.2008 13:24
Island	mbl.is	20.08.2008 13:24
Island	NASDAQ OMX Group	20.08.2008 13:24
Italien	Il Sole 24 Ore	20.08.2008 13:24
Italien	AGI	20.08.2008 13:24
Italien	ilsole24ore.com	20.08.2008 13:24
Kroatien	Poslovni dnevnik	20.08.2008 13:24
Kroatien	Banka magazine	20.08.2008 13:24
Kroatien	Hina	20.08.2008 13:24

Lettland	Dienas Bizness	20.08.2008 13:24
Lettland	FinanceNet	20.08.2008 13:24
Lettland	BNS	20.08.2008 13:24
Liechtenstein	Liechtensteiner Volksblatt	20.08.2008 13:24
Liechtenstein	Radio Liechtenstein	20.08.2008 13:24
Litauen	Verslo Zinios	20.08.2008 13:24
Litauen	BNS	20.08.2008 13:24
Litauen	vz.lt	20.08.2008 13:24
Luxemburg	Luxemburger Wort	20.08.2008 13:24
Luxemburg	wort.lu	20.08.2008 13:24
Malta	Independent	20.08.2008 13:24
Malta	The Times of Malta	20.08.2008 13:24
Niederlande	Financieele Dagblad	20.08.2008 13:24
Niederlande	IEX.nl	20.08.2008 13:24
Niederlande	ANP	20.08.2008 13:24
Norwegen	aftenposten.no	20.08.2008 13:24
Norwegen	Aftenposten	20.08.2008 13:24
Norwegen	NTB	20.08.2008 13:24
Polen	Gazeta Prawna	20.08.2008 13:24
Polen	Parkiet	20.08.2008 13:24
Polen	PAP	20.08.2008 13:24
Portugal	Expresso	20.08.2008 13:24
Portugal	Lusa	20.08.2008 13:24
Portugal	Diario Economico	20.08.2008 13:24

Rumänien	Capital	20.08.2008 13:24
Rumänien	Ziarul financiar	20.08.2008 13:24
Rumänien	Rompres	20.08.2008 13:24
Schweden	Dagens Industri	20.08.2008 13:24
Schweden	e24	20.08.2008 13:24
Schweden	TT	20.08.2008 13:24
Schweiz	AWP	20.08.2008 13:24
Schweiz	Finanz und Wirtschaft	20.08.2008 13:24
Schweiz	finanzinfo.ch	20.08.2008 13:24
Skandinavien / Baltikum	NASDAQ OMX Group	20.08.2008 13:24
Slowakei	Hospodarske noviny	20.08.2008 13:24
Slowakei	oPeniazoch	20.08.2008 13:24
Slowakei	TASR	20.08.2008 13:24
Slowenien	Finance	20.08.2008 13:24
Slowenien	Kapital (not daily)	20.08.2008 13:24
Slowenien	STA	20.08.2008 13:24
Spanien	La Gacetta	20.08.2008 13:24
Spanien	CincoDias	20.08.2008 13:24
Spanien	EFE	20.08.2008 13:24
Tschechische Republik	Hospodarske Noviny	20.08.2008 13:24
Tschechische Republik	hn.ihned.cz	20.08.2008 13:24
Tschechische Republik	CTK	20.08.2008 13:24
Ungarn	MTI	20.08.2008 13:24
Ungarn	magyartokepiac.hu	20.08.2008 13:24

	Ungarn	Magyar Tokepiac	20.08.2008 13:24
	Zypern	xak.com	20.08.2008 13:24
	Zypern	CNA	20.08.2008 13:24
	Zypern	Financial Mirror	20.08.2008 13:24
	Österreich	WirtschaftsBlatt	20.08.2008 13:24
	Österreich	wirtschaftsblatt.at	20.08.2008 13:24
	Österreich	APA	20.08.2008 13:24

FERINO, Petra

RECEIVED

2008 SEP 15 P 2:55

Von: FISCHER, Christiane
Gesendet: Donnerstag, 14. August 2008 17:01
An: FERINO, Petra
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

zur Info und für SEC
Grüße, Christiane

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 14. August 2008 16:53
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 12.08.2008
Kurs/Preis: 24,00
Währung: EUR
Stückzahl: 20000,00
Gesamtvolumen: 480000,00
Ort: ausserbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 14.08.2008

Finanznachrichten übermittelt durch die DGAP
ID 6875

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 12.08.2008
Price: 24.00
Currency: EUR
No. of items: 20000.00
Total amount traded: 480000.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 14.08.2008

Financial News transmitted by DGAP
ID 6875

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie / TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	14.08.2008 16:50
Thomson Reuters	14.08.2008 16:50
vwd	14.08.2008 16:50

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	14.08.2008 16:50
dpa-afx	14.08.2008 16:50
dgap.de	14.08.2008 16:50
FTD	14.08.2008 16:50

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	14.08.2008 16:50
Belgien	De Tijd	14.08.2008 16:50
Belgien	Belga	14.08.2008 16:50
Bulgarien	Pari	14.08.2008 16:50
Bulgarien	econ.bg	14.08.2008 16:50
Bulgarien	BTA	14.08.2008 16:50
Dänemark	Borsen	14.08.2008 16:50
Dänemark	ErhvervsBladet	14.08.2008 16:50
Dänemark	NASDAQ OMX Group	14.08.2008 16:50
Estland	Postimees	14.08.2008 16:50
Estland	Eesti Ekspress	14.08.2008 16:50
Estland	BNS	14.08.2008 16:50

Finnland	Kauppalehti Oy	14.08.2008 16:50
Finnland	Helsingin Sanomat	14.08.2008 16:50
Finnland	NASDAQ OMX Group	14.08.2008 16:50
Frankreich	Les Echos	14.08.2008 16:50
Frankreich	boursier.com	14.08.2008 16:50
Frankreich	AFP	14.08.2008 16:50
Griechenland	Express	14.08.2008 16:50
Griechenland	Reporter.gr	14.08.2008 16:50
Griechenland	ANA	14.08.2008 16:50
Großbritannien	The Financial Times	14.08.2008 16:50
Großbritannien	FT.com	14.08.2008 16:50
Großbritannien	Press Association	14.08.2008 16:50
Irland	Irish Independent	14.08.2008 16:50
Irland	The Irish Times	14.08.2008 16:50
Irland	Press Association	14.08.2008 16:50
Island	Vidskiptabladid	14.08.2008 16:50
Island	mbl.is	14.08.2008 16:50
Island	NASDAQ OMX Group	14.08.2008 16:50
Italien	Il Sole 24 Ore	14.08.2008 16:50
Italien	AGI	14.08.2008 16:50
Italien	ilsole24ore.com	14.08.2008 16:50
Kroatien	Poslovni dnevnik	14.08.2008 16:50
Kroatien	Banka magazine	14.08.2008 16:50
Kroatien	Hina	14.08.2008 16:50

Lettland	Dienas Bizness	14.08.2008 16:50
Lettland	FinanceNet	14.08.2008 16:50
Lettland	BNS	14.08.2008 16:50
Liechtenstein	Liechtensteiner Volksblatt	14.08.2008 16:50
Liechtenstein	Radio Liechtenstein	14.08.2008 16:50
Litauen	Verslo Zinios	14.08.2008 16:50
Litauen	BNS	14.08.2008 16:50
Litauen	vz.lt	14.08.2008 16:50
Luxemburg	Luxemburger Wort	14.08.2008 16:50
Luxemburg	wort.lu	14.08.2008 16:50
Malta	Independent	14.08.2008 16:50
Malta	The Times of Malta	14.08.2008 16:50
Niederlande	Financieele Dagblad	14.08.2008 16:50
Niederlande	IEX.nl	14.08.2008 16:50
Niederlande	ANP	14.08.2008 16:50
Norwegen	aftenposten.no	14.08.2008 16:50
Norwegen	Aftenposten	14.08.2008 16:50
Norwegen	NTB	14.08.2008 16:50
Polen	Gazeta Prawna	14.08.2008 16:50
Polen	Parkiet	14.08.2008 16:50
Polen	PAP	14.08.2008 16:50
Portugal	Expresso	14.08.2008 16:50
Portugal	Lusa	14.08.2008 16:50
Portugal	Diario Economico	14.08.2008 16:50

Rumänien	Capital	14.08.2008 16:50
Rumänien	Ziarul financiar	14.08.2008 16:50
Rumänien	Rompres	14.08.2008 16:50
Schweden	Dagens Industri	14.08.2008 16:50
Schweden	e24	14.08.2008 16:50
Schweden	TT	14.08.2008 16:50
Schweiz	AWP	14.08.2008 16:50
Schweiz	Finanz und Wirtschaft	14.08.2008 16:50
Schweiz	finanzinfo.ch	14.08.2008 16:50
Skandinavien / Baltikum	NASDAQ OMX Group	14.08.2008 16:50
Slowakei	Hospodarske noviny	14.08.2008 16:50
Slowakei	oPeniazoch	14.08.2008 16:50
Slowakei	TASR	14.08.2008 16:50
Slowenien	Finance	14.08.2008 16:50
Slowenien	Kapital (not daily)	14.08.2008 16:50
Slowenien	STA	14.08.2008 16:50
Spanien	La Gacetta	14.08.2008 16:50
Spanien	CincoDias	14.08.2008 16:50
Spanien	EFE	14.08.2008 16:50
Tschechische Republik	Hospodarske Noviny	14.08.2008 16:50
Tschechische Republik	hn.ihned.cz	14.08.2008 16:50
Tschechische Republik	CTK	14.08.2008 16:50
Ungarn	MTI	14.08.2008 16:50
Ungarn	magyartokepiac.hu	14.08.2008 16:50

	Ungarn	Magyar Tokepiac	14.08.2008 16:50
	Zypern	xak.com	14.08.2008 16:50
	Zypern	CNA	14.08.2008 16:50
	Zypern	Financial Mirror	14.08.2008 16:50
	Österreich	WirtschaftsBlatt	14.08.2008 16:50
	Österreich	wirtschaftsblatt.at	14.08.2008 16:50
	Österreich	APA	14.08.2008 16:50

FERINO, Petra

RECEIVED
2008 SEP 15 P 2:57

Von: newsroom@dgap.de

Gesendet: Montag, 11. August 2008 15:26

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

11.08.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Franklin Templeton Investments, Fort Lauderdale, Florida, USA, hat uns folgendes mitgeteilt:

Franklin Templeton Institutional, LLC, New York, USA, hereby gives notice pursuant to Section 21 (1) that its share of the total voting rights in MTU Aero Engines Holding AG, München, Germany, has exceeded the threshold of 3% on 30 July, 2008 when voting rights reached 3.02% which totals to 1,568,800 voting shares. All of these voting rights were attributable to us under Section 22 paragraph 1 sent. 1 No 6 WpHG. At the present time, no individual fund or series fund managed by Franklin Templeton Institutional, LLC, holds 3% or more of the total voting rights in MTU Aero Engines Holding AG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release

Bloomberg	11.08.2008 15:24
Thomson Reuters	11.08.2008 15:24
vwd	11.08.2008 15:24

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	11.08.2008 15:24
dpa-afx	11.08.2008 15:24
dgap.de	11.08.2008 15:24
FTD	11.08.2008 15:24

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	11.08.2008 15:24
Belgien	De Tijd	11.08.2008 15:24
Belgien	Belga	11.08.2008 15:24
Bulgarien	Pari	11.08.2008 15:24
Bulgarien	econ.bg	11.08.2008 15:24
Bulgarien	BTA	11.08.2008 15:24
Dänemark	Borsen	11.08.2008 15:24
Dänemark	ErhvervsBladet	11.08.2008 15:24
Dänemark	NASDAQ OMX Group	11.08.2008 15:24
Estland	Postimees	11.08.2008 15:24
Estland	Eesti Ekspress	11.08.2008 15:24
Estland	BNS	11.08.2008 15:24
Finnland	Kauppalehti Oy	11.08.2008 15:24

Finnland	Helsingin Sanomat	11.08.2008 15:24
Finnland	NASDAQ OMX Group	11.08.2008 15:24
Frankreich	Les Echos	11.08.2008 15:24
Frankreich	boursier.com	11.08.2008 15:24
Frankreich	AFP	11.08.2008 15:24
Griechenland	Express	11.08.2008 15:24
Griechenland	Reporter.gr	11.08.2008 15:24
Griechenland	ANA	11.08.2008 15:24
Großbritannien	The Financial Times	11.08.2008 15:24
Großbritannien	FT.com	11.08.2008 15:24
Großbritannien	Press Association	11.08.2008 15:24
Irland	Irish Independent	11.08.2008 15:24
Irland	The Irish Times	11.08.2008 15:24
Irland	Press Association	11.08.2008 15:24
Island	Vidskiptabladid	11.08.2008 15:24
Island	mbl.is	11.08.2008 15:24
Island	NASDAQ OMX Group	11.08.2008 15:24
Italien	Il Sole 24 Ore	11.08.2008 15:24
Italien	AGI	11.08.2008 15:24
Italien	ilsole24ore.com	11.08.2008 15:24
Kroatien	Poslovni dnevnik	11.08.2008 15:24
Kroatien	Banka magazine	11.08.2008 15:24
Kroatien	Hina	11.08.2008 15:24
Lettland	Dienas Bizness	11.08.2008 15:24

Lettland	FinanceNet	11.08.2008 15:24
Lettland	BNS	11.08.2008 15:24
Liechtenstein	Liechtensteiner Volksblatt	11.08.2008 15:24
Liechtenstein	Radio Liechtenstein	11.08.2008 15:24
Litauen	Verslo Zinios	11.08.2008 15:24
Litauen	BNS	11.08.2008 15:24
Litauen	vz.lt	11.08.2008 15:24
Luxemburg	Luxemburger Wort	11.08.2008 15:24
Luxemburg	wort.lu	11.08.2008 15:24
Malta	Independent	11.08.2008 15:24
Malta	The Times of Malta	11.08.2008 15:24
Niederlande	Financieele Dagblad	11.08.2008 15:24
Niederlande	IEX.nl	11.08.2008 15:24
Niederlande	ANP	11.08.2008 15:24
Norwegen	aftenposten.no	11.08.2008 15:24
Norwegen	Aftenposten	11.08.2008 15:24
Norwegen	NTB	11.08.2008 15:24
Polen	Gazeta Prawna	11.08.2008 15:24
Polen	Parkiet	11.08.2008 15:24
Polen	PAP	11.08.2008 15:24
Portugal	Expresso	11.08.2008 15:24
Portugal	Lusa	11.08.2008 15:24
Portugal	Diario Economico	11.08.2008 15:24
Rumänien	Capital	11.08.2008 15:24

	Rumänien	Ziarul financiar	11.08.2008 15:24
	Rumänien	Rompres	11.08.2008 15:24
	Schweden	Dagens Industri	11.08.2008 15:24
	Schweden	e24	11.08.2008 15:24
	Schweden	TT	11.08.2008 15:24
	Schweiz	AWP	11.08.2008 15:24
	Schweiz	Finanz und Wirtschaft	11.08.2008 15:24
	Schweiz	finanzinfo.ch	11.08.2008 15:24
	Skandinavien / Baltikum	NASDAQ OMX Group	11.08.2008 15:24
	Slowakei	Hospodarske noviny	11.08.2008 15:24
	Slowakei	oPeniazoch	11.08.2008 15:24
	Slowakei	TASR	11.08.2008 15:24
	Slowenien	Finance	11.08.2008 15:24
	Slowenien	Kapital (not daily)	11.08.2008 15:24
	Slowenien	STA	11.08.2008 15:24
	Spanien	La Gacetta	11.08.2008 15:24
	Spanien	CincoDias	11.08.2008 15:24
	Spanien	EFE	11.08.2008 15:24
	Tschechische Republik	Hospodarske Noviny	11.08.2008 15:24
	Tschechische Republik	hn.ihned.cz	11.08.2008 15:24
	Tschechische Republik	CTK	11.08.2008 15:24
	Ungarn	MTI	11.08.2008 15:24
	Ungarn	magyartokepiac.hu	11.08.2008 15:24
	Ungarn	Magyar Tokepiac	11.08.2008 15:24

	Zypern	xak.com	11.08.2008 15:24
	Zypern	CNA	11.08.2008 15:24
	Zypern	Financial Mirror	11.08.2008 15:24
	Österreich	WirtschaftsBlatt	11.08.2008 15:24
	Österreich	wirtschaftsblatt.at	11.08.2008 15:24
	Österreich	APA	11.08.2008 15:24

FERINO, Petra

RECEIVED

2008 SEP 15 P 2:57

Von: newsroom@dgap.de

Gesendet: Dienstag, 29. Juli 2008 15:23

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

29.07.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

The Bank of New York Mellon Corporation, Pittsburgh, Pennsylvania, USA, hat uns mit Schreiben vom 25. Juli 2008 folgendes mitgeteilt:

I.

In the name of and on behalf of The Boston Company Asset Management LLC, Boston, Massachusetts, USA, we hereby give notice pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on July 24, 2008 the voting rights of The Boston Company Asset Management LLC in MTU Aero Engines Holding AG, Munich, Germany, crossed above the threshold of 3% and amounted to 3.13% (1,629,930 voting rights) on this day.

All these holdings of voting rights are attributable to The Boston Company Asset Management LLC pursuant to section 22, paragraph 1, sentence 1 no. 6 WpHG.

II.

Further in the name and on behalf of

- MAM (DE) Trust, Greenville, Delaware, USA
- MAM (MA) Holdings Trust, Boston, Massachusetts, USA

we hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on July 24, 2008 the voting rights of each above mentioned company in MTU Aero Engines Holding AG crossed above the threshold of 3% and each amounted to 3.13% (1,629,930 voting rights) on this day.

These 3.13% (1,629,930 voting rights) are attributable to each above listed company pursuant to section 22, paragraph 1, sentence 1 no. 6 and section 22, paragraph 1, sentence 2 WpHG.

III.

Further we, The Bank of New York Mellon Corporation, hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on July 24, 2008 our voting rights in MTU Aero Engines Holding AG crossed above the threshold of 3% and amounted to 3.18% (1,652,719 voting rights) on this day.

These 3.18% (1,652,719 voting rights) are attributable to us pursuant to section 22, paragraph 1, sentence 1 no. 6 WpHG and section 22, paragraph 1, sentence 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	29.07.2008 15:20
	Thomson Reuters	29.07.2008 15:20
vwd:	vwd	29.07.2008 15:20

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	29.07.2008 15:20
	dpa-afx	29.07.2008 15:20
	dgap.de	29.07.2008 15:20
	FTD	29.07.2008 15:20

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	29.07.2008 15:20
Belgien	De Tijd	29.07.2008 15:20
Belgien	Belga	29.07.2008 15:20
Bulgarien	Pari	29.07.2008 15:20
Bulgarien	econ.bg	29.07.2008 15:20
Bulgarien	BTA	29.07.2008 15:20
Dänemark	Borsen	29.07.2008 15:20
Dänemark	ErhvervsBladet	29.07.2008 15:20
Dänemark	NASDAQ OMX Group	29.07.2008 15:20
Estland	Postimees	29.07.2008 15:20
Estland	Eesti Ekspress	29.07.2008 15:20
Estland	BNS	29.07.2008 15:20
Finnland	Kauppalehti Oy	29.07.2008 15:20
Finnland	Helsingin Sanomat	29.07.2008 15:20
Finnland	NASDAQ OMX Group	29.07.2008 15:20
Frankreich	Les Echos	29.07.2008 15:20
Frankreich	boursier.com	29.07.2008 15:20
Frankreich	AFP	29.07.2008 15:20
Griechenland	Express	29.07.2008 15:20
Griechenland	Reporter.gr	29.07.2008 15:20
Griechenland	ANA	29.07.2008 15:20
Großbritannien	The Financial Times	29.07.2008 15:20
Großbritannien	FT.com	29.07.2008 15:20

	Großbritannien	Press Association	29.07.2008 15:20
	Irland	Irish Independent	29.07.2008 15:20
	Irland	The Irish Times	29.07.2008 15:20
	Irland	Press Association	29.07.2008 15:20
	Island	Vidskiptabladid	29.07.2008 15:20
	Island	mbl.is	29.07.2008 15:20
	Island	NASDAQ OMX Group	29.07.2008 15:20
	Italien	Il Sole 24 Ore	29.07.2008 15:20
	Italien	AGI	29.07.2008 15:20
	Italien	ilsole24ore.com	29.07.2008 15:20
	Kroatien	Poslovni dnevnik	29.07.2008 15:20
	Kroatien	Banka magazine	29.07.2008 15:20
	Kroatien	Hina	29.07.2008 15:20
	Lettland	Dienas Bizness	29.07.2008 15:20
	Lettland	FinanceNet	29.07.2008 15:20
	Lettland	BNS	29.07.2008 15:20
	Liechtenstein	Liechtensteiner Volksblatt	29.07.2008 15:20
	Liechtenstein	Radio Liechtenstein	29.07.2008 15:20
	Litauen	Verslo Zinios	29.07.2008 15:20
	Litauen	BNS	29.07.2008 15:20
	Litauen	vz.lt	29.07.2008 15:20
	Luxemburg	Luxemburger Wort	29.07.2008 15:20
	Luxemburg	wort.lu	29.07.2008 15:20
	Malta	Independent	29.07.2008 15:20

Malta	The Times of Malta	29.07.2008 15:20
Niederlande	Financieele Dagblad	29.07.2008 15:20
Niederlande	IEX.nl	29.07.2008 15:20
Niederlande	ANP	29.07.2008 15:20
Norwegen	aftenposten.no	29.07.2008 15:20
Norwegen	Aftenposten	29.07.2008 15:20
Norwegen	NTB	29.07.2008 15:20
Polen	Gazeta Prawna	29.07.2008 15:20
Polen	Parkiet	29.07.2008 15:20
Polen	PAP	29.07.2008 15:20
Portugal	Expresso	29.07.2008 15:20
Portugal	Lusa	29.07.2008 15:20
Portugal	Diario Economico	29.07.2008 15:20
Rumänien	Capital	29.07.2008 15:20
Rumänien	Ziarul financiar	29.07.2008 15:20
Rumänien	Rompres	29.07.2008 15:20
Schweden	Dagens Industri	29.07.2008 15:20
Schweden	e24	29.07.2008 15:20
Schweden	TT	29.07.2008 15:20
Schweiz	AWP	29.07.2008 15:20
Schweiz	Finanz und Wirtschaft	29.07.2008 15:20
Schweiz	finanzinfo.ch	29.07.2008 15:20
Skandinavien / Baltikum	NASDAQ OMX Group	29.07.2008 15:20
Slowakei	Hospodarske noviny	29.07.2008 15:20

Slowakei	oPeniazoch	29.07.2008 15:20
Slowakei	TASR	29.07.2008 15:20
Slowenien	Finance	29.07.2008 15:20
Slowenien	Kapital (not daily)	29.07.2008 15:20
Slowenien	STA	29.07.2008 15:20
Spanien	La Gacetta	29.07.2008 15:20
Spanien	CincoDias	29.07.2008 15:20
Spanien	EFE	29.07.2008 15:20
Tschechische Republik	Hospodarske Noviny	29.07.2008 15:20
Tschechische Republik	hn.ihned.cz	29.07.2008 15:20
Tschechische Republik	CTK	29.07.2008 15:20
Ungarn	MTI	29.07.2008 15:20
Ungarn	magyartokepiac.hu	29.07.2008 15:20
Ungarn	Magyar Tokepiac	29.07.2008 15:20
Zypern	xak.com	29.07.2008 15:20
Zypern	CNA	29.07.2008 15:20
Zypern	Financial Mirror	29.07.2008 15:20
Österreich	WirtschaftsBlatt	29.07.2008 15:20
Österreich	wirtschaftsblatt.at	29.07.2008 15:20
Österreich	APA	29.07.2008 15:20

FERINO, Petra

...CEIVED
SEP 15 P 2:53

Von: newsroom@dgap.de
Gesendet: Freitag, 8. August 2008 16:28
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 06.08.2008
Kurs/Preis: 20,6667
Währung: EUR
Stückzahl: 30000,00
Gesamtvolumen: 620001,00
Ort: ausserbörslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 08.08.2008

Finanznachrichten übermittelt durch die DGAP
ID 6814

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 06.08.2008
Price: 20.6667
Currency: EUR
No. of items: 30000.00
Total amount traded: 620001.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 08.08.2008

Financial News transmitted by DGAP
ID 6814

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	08.08.2008 16:25
	Thomson Reuters	08.08.2008 16:25
vwd:	vwd	08.08.2008 16:25

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	08.08.2008 16:25
dpa-afx	08.08.2008 16:25
dgap.de	08.08.2008 16:25
FTD	08.08.2008 16:25

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	08.08.2008 16:25
Belgien	De Tijd	08.08.2008 16:25
Belgien	Belga	08.08.2008 16:25
Bulgarien	Pari	08.08.2008 16:25
Bulgarien	econ.bg	08.08.2008 16:25
Bulgarien	BTA	08.08.2008 16:25
Dänemark	Borsen	08.08.2008 16:25
Dänemark	ErhvervsBladet	08.08.2008 16:25
Dänemark	NASDAQ OMX Group	08.08.2008 16:25
Estland	Postimees	08.08.2008 16:25
Estland	Eesti Ekspress	08.08.2008 16:25
Estland	BNS	08.08.2008 16:25
Finnland	Kauppalehti Oy	08.08.2008 16:25
Finnland	Helsingin Sanomat	08.08.2008 16:25
Finnland	NASDAQ OMX Group	08.08.2008 16:25
Frankreich	Les Echos	08.08.2008 16:25

Frankreich	boursier.com	08.08.2008 16:25
Frankreich	AFP	08.08.2008 16:25
Griechenland	Express	08.08.2008 16:25
Griechenland	Reporter.gr	08.08.2008 16:25
Griechenland	ANA	08.08.2008 16:25
Großbritannien	The Financial Times	08.08.2008 16:25
Großbritannien	FT.com	08.08.2008 16:25
Großbritannien	Press Association	08.08.2008 16:25
Irland	Irish Independent	08.08.2008 16:25
Irland	The Irish Times	08.08.2008 16:25
Irland	Press Association	08.08.2008 16:25
Island	Vidskiptabladid	08.08.2008 16:25
Island	mbl.is	08.08.2008 16:25
Island	NASDAQ OMX Group	08.08.2008 16:25
Italien	Il Sole 24 Ore	08.08.2008 16:25
Italien	AGI	08.08.2008 16:25
Italien	ilsole24ore.com	08.08.2008 16:25
Kroatien	Poslovni dnevnik	08.08.2008 16:25
Kroatien	Banka magazine	08.08.2008 16:25
Kroatien	Hina	08.08.2008 16:25
Lettland	Dienas Bizness	08.08.2008 16:25
Lettland	FinanceNet	08.08.2008 16:25
Lettland	BNS	08.08.2008 16:25
Liechtenstein	Liechtensteiner Volksblatt	08.08.2008 16:25

Liechtenstein	Radio Liechtenstein	08.08.2008 16:25
Litauen	Verslo Zinios	08.08.2008 16:25
Litauen	BNS	08.08.2008 16:25
Litauen	vz.lt	08.08.2008 16:25
Luxemburg	Luxemburger Wort	08.08.2008 16:25
Luxemburg	wort.lu	08.08.2008 16:25
Malta	Independent	08.08.2008 16:25
Malta	The Times of Malta	08.08.2008 16:25
Niederlande	Financieele Dagblad	08.08.2008 16:25
Niederlande	IEX.nl	08.08.2008 16:25
Niederlande	ANP	08.08.2008 16:25
Norwegen	aftenposten.no	08.08.2008 16:25
Norwegen	Aftenposten	08.08.2008 16:25
Norwegen	NTB	08.08.2008 16:25
Polen	Gazeta Prawna	08.08.2008 16:25
Polen	Parkiet	08.08.2008 16:25
Polen	PAP	08.08.2008 16:25
Portugal	Expresso	08.08.2008 16:25
Portugal	Lusa	08.08.2008 16:25
Portugal	Diario Economico	08.08.2008 16:25
Rumänien	Capital	08.08.2008 16:25
Rumänien	Ziarul financiar	08.08.2008 16:25
Rumänien	Rompres	08.08.2008 16:25
Schweden	Dagens Industri	08.08.2008 16:25

Schweden	e24	08.08.2008 16:25
Schweden	TT	08.08.2008 16:25
Schweiz	AWP	08.08.2008 16:25
Schweiz	Finanz und Wirtschaft	08.08.2008 16:25
Schweiz	finanzinfo.ch	08.08.2008 16:25
Skandinavien / Baltikum	NASDAQ OMX Group	08.08.2008 16:25
Slowakei	Hospodarske noviny	08.08.2008 16:25
Slowakei	oPeniazoch	08.08.2008 16:25
Slowakei	TASR	08.08.2008 16:25
Slowenien	Finance	08.08.2008 16:25
Slowenien	Kapital (not daily)	08.08.2008 16:25
Slowenien	STA	08.08.2008 16:25
Spanien	La Gacetta	08.08.2008 16:25
Spanien	CincoDias	08.08.2008 16:25
Spanien	EFE	08.08.2008 16:25
Tschechische Republik	Hospodarske Noviny	08.08.2008 16:25
Tschechische Republik	hn.ihned.cz	08.08.2008 16:25
Tschechische Republik	CTK	08.08.2008 16:25
Ungarn	MTI	08.08.2008 16:25
Ungarn	magyartokepiac.hu	08.08.2008 16:25
Ungarn	Magyar Tokepiac	08.08.2008 16:25
Zypern	xak.com	08.08.2008 16:25
Zypern	CNA	08.08.2008 16:25
Zypern	Financial Mirror	08.08.2008 16:25

Österreich	WirtschaftsBlatt	08.08.2008 16:25
Österreich	wirtschaftsblatt.at	08.08.2008 16:25
Österreich	APA	08.08.2008 16:25

END